UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Primus Capital Fund III, Limited Partnership
   5900 Landerbrook Drive, Suite 200
   Cleveland, OH  44124
   USA
2. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrants to purchase c|$1.50   |03/17|P   | |195,826    |A  |03/17|03/17|Common Stock|195,826|(2)    |1,499,159   |D(1|            |
ommon stock           |        |/98  |    | |           |   |/98  |/03  |            |       |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Primus Venture Partners III Limited Partnership, an Ohio limited partnership ("Primus
Venture III"), is the sole general partner of the Reporting Person, and Primus Venture Partners,
Inc., an Ohio corporation, is the sole general partner of Primus Venture III. By virtue of the relationships described above, Primus and Primus Venture III may be deemed to control the
Reporting Person and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by the Reporting Person. Each of Primus and Primus Venture III disclaims any pecuniary interest in any Issuer securities, other than to the extent of such person's indirect proportionate interest in the Reporting
Person.
     (2) On March 17, 1998, the Reporting Person and certain other stockholders of the Issuer invested an aggregate of $8 million in newly issued Class B Senior Redeemable Preferred Stock and warrants of the Issuer. The Reporting Person invested a total of $290,112 of such amount.
Joint Filer Name:  Primus Venture Partners III Limited
Partnership
Address:     5900 Landerbrook Drive, Suite
200
	    Cleveland, Ohio
44124
Signature:   /s/ Steven
Rothman
	   Steven Rothman, Managing Director of Primus Venture Partners,
Inc.,
                   General
Partner
Joint Filer Name:  Primus Venture Partners,
Inc.
Address:     5900 Landerbrook Drive, Suite
200
	    Cleveland, Ohio
44124
Signature:  /s/ Steven
Rothman
    	  Steven Rothman, Managing
Director
SIGNATURE OF REPORTING PERSON
/s/Steve Rothman, Managing Dir., Primus Venture Partners Inc
DATE
April 10, 1998